Exhibit 99.1

MIND CTI Reports Second Quarter 2024 Results

Monica Iancu to Transition from CEO to Chair before Year End

Board Appoints Ariel Glassner as Successor

Yoqneam, Israel, August 6, 2024 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2024.

The following will summarize our major developments in the second quarter of 2024 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues of $5.3 million, same as the second quarter of 2023, and compared to $5.8 in the first quarter of 2024, where the messaging segment was favorably impacted by larger than usual customer campaigns.

●	Operating income of $1.0 million, or 20% of total revenues, compared with $1.1 million, or 20% of total revenues in the second quarter of 2023.

●	Net income was $1.1 million, or $0.06 per share, compared with $1.1 million, or $0.06 per share in the second quarter of 2023.

●	Cash flow from operating activities was $2.0 million, compared with $1.9 million in the second quarter of 2023.

Six Month Financial Highlights

●	Revenues of $11.0 million, compared with $10.7 million in the first six months of 2023.

●	Operating income of $2.3 million, or 20.9% of total revenues, compared with $2.4 million or 22% of total revenues in the first six months of 2023.

●	Net income of $2.5 million, or $0.12 per share, same as the first six months of 2023.

●	Cash flow from operating activities in the first six months of 2024 was $2.9 million, compared with $2.4 million in the first six months of 2023.

Monica Iancu, MIND CTI’s CEO, commented: “In August 2024, MIND celebrates 24 years as a public company. We have delivered some years of growth and encountered some difficult periods, including the present year, with multiple challenges to overcome. We have an incredibly strong billing platform, highly scalable analytic enterprise solutions, a flexible messaging platform and a strong team with proven successful execution. It is the right time for me to retire as CEO and to transition into the role of Chairperson of the Board, and I intend to continue to hold my shareholder position for the foreseeable future. After we completed a selection process, the Board of Directors has nominated Mr. Ariel Glassner for the CEO position. Mr. Glassner brings over 25 years of leadership experience and his career includes CEO roles at startup companies during the last five years. Mr. Glassner shaped his expertise in Telco solutions during his 15-year tenure at Amdocs, leading the implementation of complex solutions for major telecommunication operators. He played a pivotal role in driving revenues and overseeing transactions, and is also a graduate of the Amdocs Excellent Leaders program.

“We built MIND around a culture of integrity and innovation that will continue to serve our employees and customers for years to come. We own great technology, and have a team that is ready to deliver a bright and secure future for our customers. I am confident that Ariel will preserve the same values and believe he is the right leader to take MIND to new heights.”

Cash Position

Our cash position, including short-term deposits and marketable securities, was $14.6 million as of June 30, 2024, compared with $15 million as of June 30, 2023.

As previously announced, the Board declared on March 8, 2024, a cash dividend of $0.24 per share before withholding tax. The dividend sum of approximately $4.9 million was distributed in April 2024.

Revenue Distribution for Q2 2024

Europe represented 53% (including the messaging segment revenues in Germany that represented 36%), the Americas represented 42%, and the rest of the world represented 5% of total revenues.

Customer care and billing software totaled $2.9 million, or 56% of total revenues, enterprise messaging and payment solutions were $1.9 million, or 36% of total revenues and enterprise call accounting software totaled $0.5 million, or 8% of total revenues.

Maintenance and additional services totaled $5.2 million, or 98% of total revenues, while licenses were $0.1 million, or 2% of total revenues.

Revenue Distribution for the First Six Months of 2024

Europe represented 56% (including the messaging segment revenues in Germany that represented 38%), the Americas represented 38%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $5.9 million, or 53% of total revenues, enterprise messaging and payment solutions were $4.2 million, or 38% of total revenues and enterprise call accounting software totaled $0.9 million, or 9% of total revenues.

Maintenance and additional services totaled $10.9 million, or 99% of total revenues, while licenses were $0.1 million, or 1% of total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	U.S. dollars in thousands (except per share data)

REVENUES	$5,274	$5,252	$11,039	$10,739
COST OF REVENUES	2,474	2,535	5,448	5,322
GROSS PROFIT	2,800	2,717	5,591	5,417
OPERATING EXPENSES:
Research and development	841	905	1,723	1,805
Selling and marketing	301	299	616	564
General and administrative	587	439	938	668
Total operating expenses	1,729	1,643	3,277	3,037
OPERATING INCOME	1,071	1,074	2,314	2,380
FINANCIAL INCOME, net	140	142	328	290
INCOME BEFORE TAXES ON INCOME	1,211	1,216	2,642	2,670
TAXES ON INCOME	82	78	179	187
NET INCOME	$1,129	$1,138	$2,463	$2,483

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.06	$0.06	$0.12	$0.12
Diluted	$0.05	$0.06	$0.12	$0.12

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,398	20,202	20,253	20,149
Diluted	20,640	20,469	20,547	20,440

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,170	$2,958
Short-term bank deposits	11,195	13,464
Marketable securities	186	182
Accounts receivable, net	2,104	2,295
Other current assets	588	538
Prepaid expenses	350	277
Total current assets	17,593	19,714

NON-CURRENT ASSETS:
Accounts receivable, net	448	714
Severance pay fund	2,102	2,051
Deferred income taxes	105	102
Property and equipment, net	181	216
Right-of-use assets, net	546	690
Intangible assets, net	198	266
Goodwill	7,792	7,872
Total assets	$28,965	$31,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$710	$989
Other current liabilities and accruals	1,480	1,749
Current maturities of lease liabilities	146	218
Deferred revenues	1,907	1,517
Total current liabilities	4,243	4,473

LONG-TERM LIABILITIES:
Deferred revenues	115	100
Lease liabilities, net of current maturities	347	424
Accrued severance pay	2,102	2,060
Deferred income taxes	59	80
Total liabilities	6,866	7,137

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,814	27,776
Accumulated other comprehensive loss	(1,113)	(1,001)
Accumulated deficit	(3,739)	(1,334)
Treasury shares	(917)	(1,007)
Total shareholders’ equity	22,099	24,488
Total liabilities and shareholders’ equity	$28,965	$31,625

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,129	$1,138	$2,463	$2,483
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	46	51	94	100
Deferred income taxes, net	(9)	(10)	(22)	(22)
Accrued severance pay	7	12	13	19
Unrealized gain from marketable securities, net	(3)	(16)	(4)	(1)
Employees share-based compensation expenses	64	73	128	141
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	653	383	416	(139)
Decrease (increase) in other current assets	36	44	(51)	(68)
Decrease (increase) in prepaid expenses	41	(23)	(73)	(107)
Increase (decrease) in accounts payable	(384)	43	(251)	105
Decrease in other current liabilities and accruals	(153)	(628)	(259)	(630)
Change in operating lease liability	(1)	(4)	(5)	(6)
Increase in deferred revenues	551	795	405	537
Net cash provided by operating activities	1,977	1,858	2,854	2,412

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2)	(2)	(2)	(44)
Severance pay funds	(11)	(14)	(22)	(28)
Proceeds from redemption of short-term bank deposits	1,336	2,285	2,269	3,338
Net cash provided by investing activities	1,323	2,269	2,245	3,266

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,868)	(4,839)	(4,868)	(4,839)
Net cash used in financing activities	(4,868)	(4,839)	(4,868)	(4,839)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(6)	2	(19)	21

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,574)	(710)	212	860
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,744	6,835	2,958	5,265
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,170	$6,125	$3,170	$6,125

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